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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CASTLE BANCGROUP, INC.
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(Name of Issuer)


COMMON STOCK, $.33 par value
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(Title of Class of Securities)

14842P107
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(CUSIP Number)


Victoria S. Maher
Vice President and Controller
121 W. Lincoln Hwy.
DeKalb, IL. 60115
(815) 758-7007
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Victoria S. Maher
Vice President and Controller
121 W. Lincoln Hwy.
DeKalb, IL. 60115
(815) 758-7007


November 4, 1997
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(Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule becasue of Rule 13d-1(b) (3) or (4), check the following box:   /  /

1.  Name of Reporting Person

    John W. Castle


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2.  Check the Appropriate Box if a Member of a Group           (a)  /  /

    Not Applicable                                              (b)  / X/

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3.  SEC Use Only

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4.  Source of Funds:         PF

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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items

    2 (d) or 2 (e)      /  /

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6.  Citizenship of Place of Organization:   USA

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Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power:            243,598

8.  Shared Voting Power:          0

9.  Sole Dispositive Power:       243,598

10. Shared Dispositive Power:     0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:    243,598

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     /  /

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13. Percent of Class Represented by Amount in Row (11)     11.4%

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14. Type of Reporting Person:          IN

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ITEM 1.       SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, $.33 par value per share (the "Common Stock"), or Castle BancGroup, Inc., a Delaware corporation, located at 121 W. Lincoln Hwy. DeKalb, Il. 60115.



ITEM 2.       IDENTITY AND BACKGROUND

(a) Name:                 John W. Castle

(b) Residence:            208 Miller
                          DeKalb, Il. 60115

(c) Present Occupation:   Chairmand and Chief Executive Officer, Castle
                          BancGroup, Inc.

(d) In the last five years, Mr. Castle has not been convicted in a criminal proceeding.

(e) In the last five years, Mr. Castle has not been a party to a civil proceeding.

(f)                       United States of America Citizen



ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds have been used in the acquisition of shares. Funds were not borrowed to finance the share purchases.

The purchase activity/ownership position of Mr. Castle has not been previously reported. Mr. Castle owns the shares individually. On 8/29/97, with personal funds, Castle purchased 1200 shares of CBI stock for $20.50 per share. (These shares are included in the outstanding share totals noted at 7 above).



ITEM 4.       PURPOSE OF TRANSACTION

This is an original Schedule 13D filing for Mr. Castle. There were no material share purchases in 1997, however, all acquisition activity from 1/1/97 thru 11/4/97 has been reported in ITEM 3 above. Castle, individually, jointly, or as trustee, may, in the future, purchase additional shares of the Company's common stock or dispose of such shares by sale, gift, or otherwise. Castle has no present plans or proposals which relate to or would result in any actions listed in paragraphs (a) thru (j) of the Item 4 instructions.


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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) All shares are owned for long term investment purposes. Castle owns individually 243,598 shares of the Company's outstanding common stock. Castle is a participant in the CBI Stock Benefit Plan (Stock Option Plan-defined as "Plan"). On February 9, 1995, 30,000 options were granted to Castle. As of 11/4/97, 15,000 options were fully vested and exercisable at a price of $14 per share. (The 15,000 fully vested shares are included in the outstanding shares noted above.)


(b)      Castle has sole power to vote and dispose of 243,598 shares.

 (c) On 8/29/97, with personal funds, Castle purchased 1200 shares of CBI stock for $20.50 per share. (These shares are included in the outstanding share totals noted at 7 above).

 (d)     Not Applicable

(e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 4, 1997


                                            /s/ John W. Castle
                                            ------------------------
                                            John W. Castle